July 6, 2012

Rajib Chanda
T+1 202 508 4671
F+1 202 383 7793

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Grzeskiewicz

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-8932)

Responses to Comments on Post-Effective Amendment No. 59

Dear Mr. Grzeskiewicz,

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Funds”) to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 59 (the “Amendment”) to Artisan Funds’ Registration Statement on Form N-1A. Artisan Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on May 9, 2012 relating to Artisan Global Opportunities Fund and Artisan Global Value Fund (each a “Fund” and together, the “Funds”), each a series of Artisan Funds. You communicated these comments to Alexandra Oprescu and Jimena Acuña Smith of Ropes & Gray LLP via telephone on June 21, 2012. The Staff’s comments and Artisan Funds’ responses are set forth below.

Comments Applicable to the Prospectuses

1.	Comment: Footnotes “1” to the Annual Fund Operating Expenses tables of Artisan Global Opportunities Fund’s Investor Shares and Institutional Shares and Footnote “4” to the Annual Fund Operating Expenses table of Artisan Global Value Fund’s Institutional Shares indicate that the Expense Limitation Agreement expires on February 1, 2013, at which time Artisan Partners will determine whether to renew, revise or discontinue it. Please confirm in your response that the identified footnotes will be removed during Artisan Funds’ annual update if the Expense Limitation Agreement is terminated.

Response: We confirm that the identified footnotes will be removed during Artisan Funds’ annual update, unless the Expense Limitation Agreement is renewed for another year, in which case appropriate revisions will be made.

2.	Comment: Please confirm in your response that there are no acquired fund fees and expenses and that there were no recoupments by Artisan Partners under the respective Expense Limitation Agreements applicable to the Funds. If there are acquired fund fees and expenses, please include a line item in the Annual Fund Operating Expenses table, and if there were any recoupments by Artisan Partners, please add disclosure in a footnote.

Response: We confirm that Investor Shares and Institutional Shares of Artisan Global Opportunities Fund have not incurred acquired fund fees and expenses above the threshold required to be reported under Form N-1A. The acquired fund fees and expenses of Institutional Shares of Artisan Global Value Fund are listed in the Annual Fund Operating Expenses table. Further, Artisan Partners does not contractually have the ability to recoup expenses under the Expense Limitation Agreement.

3.	Comment: Please add disclosure to the Funds’ Principal Investment Strategies that suggests that the Funds will be invested throughout the world. Typically, funds state that they will invest at least 40% of their assets outside the U.S., under normal market circumstances. Although a 40% minimum is not required, the Funds should state a minimum threshold for investments in non-U.S. companies to make the use of “global” in the Funds’ name not misleading.

Response: As suggested in the SEC release adopting Rule 35d-1 under the Investment Company Act of 1940, the use of the terms “international” and “global” in a fund’s name “connote diversification among investments in a number of different countries throughout the world,” and thus the SEC staff seeks to ensure that funds using the term “global” explain how they intend to invest consistent with this connotation. Artisan Funds respectfully submits that the current disclosures that the Funds intend to “construct a diversified portfolio of securities [of] U.S. and non-U.S. companies” and to invest primarily in common stocks and other equity securities of U.S. and non-U.S. companies, taken together, sufficiently explain how the Funds intend to invest consistent with the connotation of the term “global.” Artisan Funds is unable to make the suggested disclosure that it will invest at least 40% of its assets, or otherwise state a minimum threshold for investments, in countries throughout the world, as it reserves the right to invest a substantial portion of the Fund’s assets in one or more countries if economic and business conditions warrant such investments, and believes that such investment discretion is a factor in existing shareholders’ decision to invest in the respective Funds.

4.	Comment: Please explain why the “Other Expenses” line item for Institutional Shares of Artisan Global Opportunities Fund is higher than the “Other Expenses” line item for Investor Shares of the Fund.

Response: The “Other Expenses” line item for Institutional Shares of Artisan Global Opportunities Fund is higher than the “Other Expenses” line item for Investor Shares of the Fund as a result of the short fiscal year for Institutional Shares of the Fund, which commenced on July 26, 2011 and ended on September 30, 2011, requiring certain annual expenses to be accrued over the short fiscal year, as opposed to a 12-month period fiscal year.

Comments Applicable to the Statement of Additional Information (“SAI”)

5.	Comment: Please confirm in your response that, by including an investment practice or risk in the SAIs that is not otherwise discussed in the Prospectuses, Artisan Funds is acknowledging that such investment practice or risk is not an important part of the principal investment strategies of the Funds, would not materially affect the performance of the Funds and would not materially affect an investor’s decision as to whether or not to invest in the Funds.

Response: We confirm that the Funds are aware of the requirements of Form N-1A relating to the disclosure of the Funds’ investment strategies and risks and the Staff’s guidance regarding the same. The Funds believe that the disclosure in the Amendment complies with such requirements and related guidance.

6.	Comment: Under the Non-Fundamental Restrictions section of the Funds’ SAIs, each Fund may not “invest more than 10% of its net assets (taken at market value at the time of each purchase) in illiquid securities, including repurchase agreements maturing in more than seven days.” Please confirm in your response that 10% is the correct test.

Response: The Funds are aware of existing Staff guidance on the applicable limits for investment in illiquid securities by open-end management investment companies. Nonetheless, the Funds have voluntarily opted to conform to a more restrictive standard than that which is permissible, as a non-fundamental policy matter.

Please do not hesitate to call me at 202-508-4671, Alexandra Oprescu at 415-315-2334 or Jimena Acuña Smith at 415-315-2306 if you have any questions or require additional information.

Regards,

/s/ Rajib Chanda
Rajib Chanda